March 16, 2012

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Claire’s Stores, Inc.
Form 10-K for Fiscal Year Ended January 29, 2011
Correspondence Submitted on February 6, 2012
File No. 333-148108

Dear Ms. Jenkins:

This letter responds to the comments set forth in the comment letter dated February 24, 2012 from the Staff (“Staff”) of the Securities and Exchange Commission (“SEC”) regarding the annual report on Form 10-K for the year ended January 29, 2011 filed April 21, 2011 (the “2010 Form 10-K”) by Claire’s Stores, Inc. (the “Company” or the “Registrant”). For convenience, we have set out each of the Staff’s comments in italics before our response below:

1.	We note your response to prior comment four that you have defined your reporting units as your operating segments, North America and Europe. Please provide the following information:

•	a detailed analysis of how you have determined that your operating segment comprises only a single component;

We believe we have appropriately identified our operating segments using the criteria in ASC Topic 280 – Segment Reporting. As we explain in more detail below, we believe that reporting segment information on a North American and European geographic basis (i) represents how our chief operating decision maker (CODM) assesses performance and allocates resources, (ii) provides the readers of our financial statements with financial information about the Company as seen through the eyes of our CODM, (iii) is aligned with the criteria used by our Compensation Committee in connection with awards to our employees under our annual incentive program, and (iv) is aligned with how we prepare our annual budget, which includes important budget decisions for capital expenditure requirements for store openings and closings in these geographic regions.

We currently supply all of our European stores from a single distribution center in Birmingham, UK, and supply all of our North American stores from a single distribution center in Hoffman Estates, Illinois. We believe this is another indicator of how our CODM assesses performance and allocates resources. Further, this approach is consistent with how our segment managers manage the business which is another reason why we do not have components one level below our operating segments. We also advise the Staff that the Company evaluates its segment reporting on an annual basis, or more frequently if events or circumstances should warrant.

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Division of Corporation Finance

Securities and Exchange Commission

March 16, 2012

We evaluate our operating segments to assess whether we have any components using the guidance in ASC 350-20-20 which defines a reporting unit as (1) an operating segment or (2) one level below an operating segment (also known as a component). According to ASC 350-20-35-34, a component is a reporting unit if it “constitutes a business or a non-profit activity for which discrete financial information is available and segment management regularly review the operating results of that component.”

We have defined our operating segments and reporting units as North America and Europe consistently when applying the segment disclosure rules and for allocating goodwill for potential impairment. When assessing the appropriate level at which to identify segments and reporting units, we considered various geographic subdivisions which may be considered one level below our operating segments. The geographic subdivisions we considered are country, state, province, zone, territory, region, and district, (together, called the “Potential Components”).

For these Potential Components, we applied ASC 350-20-35-34 which requires us to assess whether any of the Potential Components:

(i)	constitutes a business

(ii)	has discrete financial information available, and

(iii)	segment management regularly reviews the operating results of the component

For these Potential Components, we note that although the operations for each of the Potential Components constitute a business and limited discrete financial information is available; the Company does not distribute Potential Component results nor do segment managers regularly review the operating results for any of the Potential Components. We note that the Company prepares sales and certain inventory financial information but no other operating financial performance measurements at the Potential Component level. We do not consider sales and inventory information adequate to measure profitability of the Potential Components or to make resource allocation decisions based upon them. We have two segment managers - our President of North American operations and our President of European operations. Our segment managers’ primary tool used to evaluate and manage their respective businesses is the Merchandise Plan Performance Report (“MPPR”). The MPPR provides such data as sales and inventory activity including merchandise receipts and reductions. The MPPR does not contain Potential Component data at the operating results level and does not contain data beyond the merchandise margin level. The only operating results reviewed by our segment managers, such as EBITDA and operating income, are prepared at the segment level. Our segment managers make resource allocation decisions based upon those segment operating results. Please see our response in bullet number 4 below as to the types of reports our segment managers regularly review.

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Division of Corporation Finance

Securities and Exchange Commission

March 16, 2012

Since these Potential Components do not meet the requirements of a reporting unit, we have concluded that our operating segments are our reporting units.

•

A discussion of whether you have discrete financial information available at one level below your operating segment. We note that you perform an ongoing evaluation of each store on a trailing 12 month basis for EBITDA contribution to identify poor performing stores. Tell us which level of management reviews EBITDA contribution analysis and how this information was considered in your determination of components.

Our segment managers do not review the store EBITDA contribution analysis. As discussed in bullet number 1 above, we have identified Potential Components which may be considered one level below the operating segment. The limited discrete information available for these Potential Components that is regularly reviewed by our segment managers consist only of sales and certain inventory related information. Additional information available at these levels but not regularly reviewed by our segment managers include reports prepared in prescribed formats to meet certain regulatory filing requirements for country, state, province, and local statutory and tax reporting.

On a quarterly basis, a report is prepared showing each store’s results to the EBITDA contribution level, but the results are not aggregated above the store level. This report is reviewed at the VP level primarily by our real estate team in both North America and Europe. Stores with a negative EBITDA contribution are closely monitored. If the store continues to generate a negative EBITDA contribution, then the real estate team evaluates what options exist to exit the lease, if any. After the real estate team makes its evaluations, it provides recommendations to the real estate committee, which includes the segment managers, about which actions to take regarding a particular store. Please note that since approximately 95% of our stores generate positive EBITDA contribution, the negative EBITDA stores reflect, at most, only approximately 5% of stores within the operating segment. The segment manager does not regularly review the report that lists each store’s EBITDA contribution but only reviews a report that includes suggested courses of corrective action for certain of the negative EBITDA stores. Further, we consider the store level as more than one level below the operating segment level and, therefore, we do not consider it for evaluation as a component.

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Division of Corporation Finance

Securities and Exchange Commission

March 16, 2012

•

a discussion on whether segment managers regularly review the operating results of the components. We note that your CODM discussed operating performance of specific countries in Europe (France, UK and Germany) during your third quarter 2011 earnings conference call held on November 30, 2011; and

Our segment managers regularly review the sales and certain inventory information for the Potential Components but do not regularly review any operating results for the Potential Components. Our segment managers regularly review operating results (which we define as EBITDA or operating income) at the operating segment level but not at the Potential Component level. Please note that in our third quarter 2011 conference call our CODM, while answering a question, made reference to sales performance for France, Germany, and UK. We do not consider comments about sales performance and merchandise assortment mix to be interpreted as “operating results” because they provide no indication of profitability. Although we will answer questions from time to time to be helpful to our financial statement users, we do not typically include specific countries in our prepared earnings call remarks. We believe that this disclosure is consistent with the principles of ASC 280-10-45-2 which states, “Nothing in this Subtopic is intended to discourage a public entity from reporting additional information specific to that entity or to a particular line of business that may contribute to an understanding of the entity.”

•	Please provide us with the financial information used by your CODM and segment mangers to regularly assess performance.

We are providing to the Staff, as a Supplemental Schedule and under separate cover with our requests for confidential treatment pursuant to the provisions of Commission Rule 83 and return of the materials upon completion of your review pursuant to Exchange Act Rule 12b-4, examples of reports used by our CODM and segment managers to regularly assess performance.

Undertakings

The Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to a filing; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Division of Corporation Finance

Securities and Exchange Commission

March 16, 2012

Thank you for your consideration. We are available to discuss this matter further with you at your convenience.

Very truly yours,

Rebecca R. Orand
Senior Vice President and General Counsel

cc:	Nasreen Mohammed, Assistant Chief Accountant
Brian McAllister, Staff Accountant
J. Per Brodin (Claire’s Stores, Inc.)
Howard A. Kenny (Morgan, Lewis & Bockius LLP)